Filed pursuant to General Instruction II.L of Form F-10
File Number 333-286146

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated March 26, 2025 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus dated March 26, 2025 to which it relates, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement, and in the short form base shelf prospectus dated March 26, 2025 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Legal Officer and Corporate Services of BRP Inc. at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0, telephone: (450) 532-6154, and are also available electronically at www.sedarplus.com.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED MARCH 26, 2025

Secondary Offering	September 10, 2025

BRP INC.

$136,065,000

1,500,000 Subordinate Voting Shares

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated March 26, 2025 (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) by Bain Capital Integral Investors II, L.P. (“Bain” or the “Selling Shareholder”), of an aggregate of 1,500,000 subordinate voting shares (the “Offered Shares”) of BRP Inc. (the “Company” or “BRP”). The Offered Shares are offered at a price of $90.71 per subordinate voting share (the “Offering Price”). The Offered Shares are being offered in Canada by BMO Nesbitt Burns Inc. and in the United States by BMO Capital Markets Corp. (collectively, the “Underwriter”) pursuant to an underwriting agreement dated September 10, 2025 (the “Underwriting Agreement”). BRP will not receive any proceeds from the sale of Offered Shares by the Selling Shareholder. See “Selling Shareholder”.

The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s registration statement on Form F-10 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”).

The Subordinate Voting Shares (“Subordinate Voting Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DOO” and on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “DOOO”. On September 5, 2025, the last trading day prior to the date of this Prospectus Supplement, the closing prices of the Subordinate Voting Shares on the TSX and Nasdaq were $90.43 and US$65.27, respectively.

Price: $90.71 per Offered Share

	Price to the Public(1)	Underwriter’s Commission(2)	Net Proceeds to the Selling Shareholder (3)
Per Offered Share	$90.71	$3.63	$87.08
Total Offering	$136,065,000	$5,442,600	$130,622,400

(1)	The Offering Price was determined by negotiation between the Selling Shareholder and the Underwriter with reference to the market price of the Subordinate Voting Shares.
(2)	The Selling Shareholder has agreed to pay the Underwriter a cash fee equal to 4% of the gross proceeds of the Offering (the “Underwriter’s Commission”). See “Plan of Distribution”.
(3)

After deducting the aggregate Underwriter’s Commission payable by the Selling Shareholder. In accordance with the terms of the Registration Rights Agreement (as hereinafter defined), the Company will bear all reasonable expenses of the Offering (excluding the aggregate Underwriter’s Commission) estimated at $1,000,000. See “Use of Proceeds” and “Plan of Distribution”.

The Underwriter has not been granted an over-allotment option in connection with the Offering.

An investment in the Offered Shares involves significant risks that should be carefully considered by prospective investors before purchasing Offered Shares. The risks outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in the Offered Shares. See “Forward-Looking Statements” and “Risk Factors” beginning on page S-27 hereof and in the documents incorporated herein by reference.

THE SECURITIES OFFERED HEREIN HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada (“MJDS”), to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and thus may not be comparable to financial statements of United States companies. BRP prepares financial statements in accordance with IFRS.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” and “Material U.S. Federal Income Tax Considerations for U.S. Residents”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that most of its officers and certain of its directors may be residents of a foreign country, that some or all of the underwriters or experts named in this Prospectus Supplement may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforcement of Civil Liabilities”.

The Company has two classes of issued and outstanding shares: the Subordinate Voting Shares which are listed and posted for trading on the TSX and Nasdaq, and the multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”). The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. The Subordinate Voting Shares and the Multiple Voting Shares are substantially the same with the exception of the multiple voting, conversion and subscription rights attached to the Multiple Voting Shares. Each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to six votes on all matters. The Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof and automatically in certain other circumstances. In the event of any distribution or issuance of voting shares of the Company (other than Multiple Voting Shares, Subordinate Voting Shares issued upon conversion of Multiple Voting Shares or voting shares issued upon the exercise of a right attached to a previously issued security), the holders of Multiple Voting Shares are entitled to subscribe for additional Multiple Voting

Shares in order to maintain their proportion of total voting rights associated with the then outstanding Multiple Voting Shares. The holders of Subordinate Voting Shares benefit from protection provisions that give them certain rights in the event of a take-over bid for the Multiple Voting Shares. See “Description of the Share Capital of the Company”.

Bain and its affiliates (the “Bain Group”) (prior to the conversion of Multiple Voting Shares on the date hereof) currently hold 11,996,629 Multiple Voting Shares, representing approximately 16.40% of the Company’s issued and outstanding Shares and approximately 27.09% of the voting power attached to all outstanding Shares. In connection with the Offering, Bain will convert 1,500,000 Multiple Voting Shares into Subordinate Voting Shares on a one-for-one basis. After giving effect to the Offering, and without giving effect to the Distribution in kind (as defined herein), the Bain Group will hold 10,496,629 Multiple Voting Shares, representing approximately 14.35% of the Company’s issued and outstanding Shares and approximately 24.39% of the voting power attached to all outstanding Shares. See “The Selling Shareholder” and “Plan of Distribution”.

The Underwriter, as principal, conditionally offers the Offered Shares qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, if, as and when sold and delivered by the Selling Shareholder and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement, as described under “Plan of Distribution”.

Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on the Company’s behalf by Stikeman Elliott LLP and on behalf of the Underwriter by McCarthy Tétrault LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Company’s behalf by Ropes & Gray LLP and on behalf of the Underwriter by Simpson Thacher & Bartlett LLP.

BMO Nesbitt Burns Inc. is an affiliate of banks or financial institutions that are members of one or more syndicates of lenders that have made credit facilities available to subsidiaries of the Company. Accordingly, in connection with the Offering and pursuant to applicable securities legislation, the Company may be considered a “connected issuer” with the Underwriter for the purposes of securities regulations in certain provinces and territories of Canada. See “Plan of Distribution – Relationship Between the Company and the Underwriter”.

Subject to applicable laws, the Underwriter may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Offered Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriter may offer the Offered Shares to the public at prices lower than the Offering Price. See “Plan of Distribution”.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about September 12, 2025 (the “Closing Date”), or such earlier or later date as Bain and the Underwriter may agree, but in any event no later than September 26, 2025.

Sales of Offered Shares will be settled under the book-based system through the facilities of CDS Clearing and Depository Services Inc. (“CDS”), or by such other means as the Company and the Underwriter may agree. Unless otherwise determined by the Company and the Underwriter, a purchaser of the Offered Shares will receive only a customer confirmation from the registered dealer that is a CDS participant and from or through which the Offered Shares are purchased. See “Plan of Distribution”.

The Selling Shareholder and certain directors of the Company residing outside of Canada have appointed BRP Inc. as agent for service of process at the following address: 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons”.

The head and registered office of the Company is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE SHELF PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is composed of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.

None of the Company, the Selling Shareholder or the Underwriter has authorized any person to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein) and any such information should not be relied upon. The Company takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus. The Offered Shares are not being offered in any jurisdiction where the offer or sale is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates. The references to numbers and percentages of Subordinate Voting Shares and Multiple Voting Shares in this Prospectus Supplement are computed on the basis of 34,610,351 Subordinate Voting Shares and 38,519,358 Multiple Voting Shares outstanding as of September 9, 2025, except where otherwise indicated.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that is used by the Underwriter in connection with the Offering does not form a part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed under the Company’s profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement.

U.S. REGISTRATION STATEMENT

The Offering is being made concurrently in Canada pursuant to this Prospectus Supplement and the Shelf Prospectus and in the United States pursuant to the Registration Statement filed with the SEC under the United States Securities Act of 1933, as amended (the “Securities Act”). This Prospectus Supplement and the Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC.

ENFORCEMENT OF CIVIL LIABILITIES

BRP is a corporation incorporated under and governed by the Canada Business Corporations Act. Certain of BRP’s directors and most of its officers reside principally in Canada, and the majority of BRP’s assets and all or a substantial portion of the assets of these persons is located outside the United States. The Company has appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

BRP filed with the SEC, concurrently with the Registration Statement of which this Prospectus Supplement forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed BRP US Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving BRP in a United States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.

Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may be obtained on request without charge from the Chief Legal Officer and Corporate Services of BRP Inc. at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0, telephone: (450) 532-6154, and are also available electronically at www.sedarplus.com and www.sec.gov.

The following documents, filed by the Company with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:

•	the annual information form of the Company dated March 25, 2025 for the year ended January 31, 2025 (the “Annual Information Form”);

•

the audited consolidated financial statements of the Company as at and for the years ended January 31, 2025 and 2024, together with the notes thereto and the reports of independent registered public accounting firm thereon;

•	the management’s discussion and analysis of financial condition and results of operations of the Company for the three- and twelve-month periods ended January 31, 2025 (the “MD&A”);

•

the unaudited condensed consolidated interim financial statements of the Company as at July 31, 2025 and January 31, 2025 and for the three- and six-month periods ended July 31, 2025 and 2024, together with the notes thereto;

•	the management’s discussion and analysis of financial condition and results of operations of the Company for the three- and six-month periods ended July 31, 2025; and

•	the management proxy circular dated April 23, 2025 in connection with the annual and special meeting of the shareholders of the Company held on May 29, 2025 (the “Proxy Circular”).

Any document of the type above required to be incorporated by reference into a short form prospectus under applicable Canadian securities laws, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of the Company, filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and for the duration of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement.

In addition, all documents filed on Form 6-K or Form 40-F by the Company with the SEC on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus Supplement forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document.

Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the accompanying Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.

Any template version of any marketing materials that has been, or will be, filed under the Company’s profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

References to the Company’s website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Shelf Prospectus, and the Company disclaims any such incorporation by reference.

FORWARD-LOOKING STATEMENTS

Certain statements in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein about the Company’s current and future plans, prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals, achievements, or any other future events or developments and other statements that are not historical facts constitute forward-looking statements. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors described or referenced under the heading “Risk Factors” of this Prospectus Supplement. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There may be other risk factors not presently known to the Company or that the Company presently believes are not material that could also cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein. If any of these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein.

The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s financial performance and may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements made herein. Furthermore, unless otherwise stated, the forward-looking statements contained in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein are made as of the date hereof and thereof, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking statements contained in this Prospectus Supplement are expressly qualified by this cautionary statement.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This Prospectus Supplement contains references to U.S. dollars and Canadian dollars. All amounts in this Prospectus Supplement are expressed in Canadian dollars, except where otherwise indicated. References to “$” are to Canadian dollars and references to “US$” are to U.S. dollars.

The following table sets forth, for the periods indicated, the high, low, average and end of period rates of exchange for one Canadian dollar, expressed in U.S. dollars, based on the daily average exchange rate published by the Bank of Canada during the respective periods.

	Year Ended January 31,			Three Month Period Ended
	2025	2024	2023	July 31, 2025	April 30, 2025
Highest rate during the period	1.4484	1.3875	1.3856	1.3998	1.4603
Lowest rate during the period	1.3404	1.3128	1.2451	1.3558	1.3812
Average for the period(1)	1.3816	1.3489	1.3101	1.3748	1.4209
Period end	1.4484	1.3397	1.3350	1.3844	1.3812

(1)	The average exchange rates are calculated based on the exchange rates on the last business day of each month for the applicable period.

On September 9, 2025, the Bank of Canada daily average exchange rate was $1.00 = US$1.3833.

WHERE YOU CAN FIND MORE INFORMATION

BRP is subject to the full informational requirements of the securities commissions or similar regulatory authority in all provinces and territories of Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that BRP intends to file with the Canadian provincial and territorial securities commissions or similar regulatory authority. These filings are also electronically available from SEDAR+. Except as expressly provided herein, documents filed on SEDAR+ are not, and should not be considered, part of this Prospectus Supplement or the Shelf Prospectus.

BRP has filed with the SEC under the Securities Act the Registration Statement relating to the securities being offered hereunder, of which this Prospectus Supplement forms a part. This Prospectus Supplement does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov.

As a foreign private issuer, BRP is exempt from the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) prescribing the furnishing and content of proxy statements, and BRP’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. BRP’s reports and other information filed or furnished with or to the SEC are available, from EDGAR at www.sec.gov, as well as from commercial document retrieval services.

TRADEMARKS AND TRADENAMES

This Prospectus Supplement and the documents incorporated herein by reference refer to trademarks, including BRP®, Can-Am®, Lynx®, Quintrex®, Rotax®, Sea-Doo® and Ski-Doo® in respect of its main brands, which are protected under applicable intellectual property laws and are the property of the Company or its affiliates. Solely for convenience, the Company’s trademarks and tradenames referred to in this Prospectus Supplement and the documents incorporated herein by reference may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks and tradenames. All other trademarks used in this Prospectus Supplement or the documents incorporated herein by reference are the property of their respective owners.

THE COMPANY

The Company was incorporated under the Canada Business Corporations Act on May 1, 2003 under the name J.A. Bombardier (J.A.B.) Inc. On June 28, 2006, the Company was amalgamated with 4308042 Canada Inc., a wholly-owned subsidiary of the Company. On April 12, 2013, the Company filed articles of amendment to change its name to BRP Inc. Immediately prior to the closing of its initial public offering on May 29, 2013, the Company filed articles of amendment to reorganize its authorized and issued share capital as described under “Description of the Share Capital of the Company”.

The Company’s head and registered office is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

BUSINESS OF THE COMPANY

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Quintrex boats and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines.

As at January 31, 2025, the Company employed approximately 16,500 people mainly in manufacturing and distribution sites in Mexico, Canada, Austria, the United States, Finland, Australia and Germany. As at January 31, 2025, the Company was selling its products in over 130 countries, directly through a network of approximately 2,400 dealers in 22 countries as well as through approximately 140 distributors serving approximately 315 additional dealers.

Additional information about the Company’s business is included in the documents incorporated by reference into this Prospectus Supplement.

THE SELLING SHAREHOLDER

The Selling Shareholder for this Offering is Bain.

The following table sets forth information with respect to the ownership of Shares by the Selling Shareholder prior to this Offering and as adjusted to reflect the completion of the Offering. The sale of Subordinate Voting Shares by Bain will be preceded by the conversion of Multiple Voting Shares into Subordinate Voting Shares on a one-for-one basis to be sold.

The references to numbers and percentages of Subordinate Voting Shares and Multiple Voting Shares in the following table are computed on the basis of 34,610,351 Subordinate Voting Shares and 38,519,358 Multiple Voting Shares outstanding as of September 9, 2025, except where otherwise indicated.

	Shares Beneficially Owned Before the Offering			Shares Beneficially Owned After the Offering
	Multiple Voting Shares	Subordinate Voting Shares	Subordinate Voting Shares Offered(1)	Multiple Voting Shares		Subordinate Voting Shares	Outstanding Shares (%)		Total Voting Power (%)
Bain Capital Integral Investors II, L.P. (2)	11,996,629	—	1,500,000	10,496,629	(3)	—	14.35	%(4)	24.39	%(5)

(1)	Accounts for the issuance of Subordinate Voting Shares by the Company to Bain prior to the completion of the Offering upon the conversion of an equivalent number of Multiple Voting Shares.

(2)

Represents shares beneficially owned by the Bain Group, including 9,965,449 Multiple Voting Shares beneficially owned by Bain Capital Integral Investors II, L.P., 1,833,554 Multiple Voting Shares beneficially owned by Bain Capital Partners VII, L.P., 123,515 Multiple Voting Shares beneficially owned by BCIP Associates III, 40,021 Multiple Voting Shares beneficially owned by BCIP Trust Associates III, 23,937 Multiple Voting Shares beneficially owned by BCIP Associates III-B and 10,153 Multiple Voting Shares beneficially owned by BCIP Trust Associates III-B. Bain Capital Investors, LLC (“BCI”) is the general partner of Bain. By virtue of the relationships described in this footnote, BCI may be deemed to share voting and dispositive power with respect to the shares held by the Bain Group.

(3)

Does not account for the Distribution in kind (as defined below). After giving effect to the Offering and the Distribution in kind, the Bain Group will own 10,453,493 Multiple Voting Shares representing 14.29% of the outstanding Shares (13.55% on a fully-diluted basis).

(4)	On a fully-diluted basis 13.61%.
(5)	On a fully-diluted basis 24.02%.

In connection with the consummation of the Offering, Bain expects to complete a distribution in kind of 867,388 Multiple Voting Shares to certain of its affiliates and limited partners (the “Distribution in kind”).

Pursuant to the nomination rights agreement dated May 29, 2013 entered into between the Company, Beaudier Inc. (“Beaudier”), 4338618 Canada Inc. (“4338618” and, together with Beaudier, the “Beaudier Group”), Bain and Caisse de dépôt et placement du Québec (“CDPQ”), the Beaudier Group, Bain and CDPQ are currently entitled to nominate three, three and one directors to the board of directors of the Company (the “Board of Directors”), respectively.

USE OF PROCEEDS

The aggregate net proceeds to the Selling Shareholder from the sale of the Subordinate Voting Shares under this Prospectus Supplement are estimated to be $130,622,400 after deduction of the Underwriter’s Commission of $5,442,600.

The Company will not receive any of the proceeds from the Offering. In accordance with the terms and conditions of the registration rights agreement entered into between the Company, Beaudier, 4338618, Bain and CDPQ on May 29, 2013 (the “Registration Rights Agreement”), the Company will bear all reasonable expenses of the Offering (excluding the Underwriter’s Commission and certain fees and expenses of the Underwriter related to the Offering) estimated at $1,000,000.

DESCRIPTION OF THE SHARE CAPITAL OF THE COMPANY

The Company’s authorized share capital consists of an unlimited number of Subordinate Voting Shares and Multiple Voting Shares and an unlimited number of Preferred Shares issuable in series. As at September 9, 2025, there were 34,610,351 Subordinate Voting Shares and 38,519,358 Multiple Voting Shares issued and outstanding, and no Preferred Shares issued and outstanding. The Multiple Voting Shares are held by Beaudier, 4338618, Bain and CDPQ.

The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. The Company is exempt from the requirements of Section 7.7(1)(d) of Form 44-101F1 to Regulation 44-101 and Part 12 of Regulation 41-101 on the basis that the Company was a private issuer immediately prior to the filing of the supplemented PREP prospectus dated May 21, 2013, which was filed by the Company in connection with its initial public offering completed on May 29, 2013.

Shares

Except as described herein, the Subordinate Voting Shares and the Multiple Voting Shares have the same rights, are equal in all respects and are treated by the Company as if they were shares of one class only.

Rank

The Subordinate Voting Shares and Multiple Voting Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Company. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Multiple Voting Shares and the holders of Subordinate Voting Shares are entitled to participate equally, share for share, subject always to the rights of the holders of any Preferred Shares, in the remaining property and assets of the Company available for distribution to the holders of Shares, without preference or distinction among or between the Subordinate Voting Shares and the Multiple Voting Shares.

Dividends

The holders of outstanding Shares are entitled to receive, subject always to the rights of the holders of any Preferred Shares, dividends on a share for share basis out of assets legally available therefore at such times and in such amounts and form as the Board of Directors may from time to time determine, without preference or distinction among or between the Subordinate Voting Shares and the Multiple Voting Shares. In the event of a payment of a dividend in the form of Shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares and holders of Multiple Voting Shares shall receive Multiple Voting Shares.

Voting Rights

Under the Company’s articles, the Subordinate Voting Shares carry one vote per share and Multiple Voting Shares carry six votes per share. As of September 9, 2025, the Subordinate Voting Shares outstanding collectively represented 47.33% of the Company’s total issued and outstanding Shares and 13.02% of the voting power attached to all of the Shares. The Multiple Voting Shares outstanding collectively represent 52.67% of the Company’s total issued and outstanding Shares and 86.98% of the voting power attached to all of Shares.

After giving effect to the Offering and without giving effect to the Distribution in kind, the Subordinate Voting Shares will collectively represent 49.38% of the Company’s total issued and outstanding Shares and 13.98% of the voting power attached to all of the Shares, and the Multiple Voting Shares will collectively represent 50.62% of the Company’s total issued and outstanding Shares and 86.02% of the voting power attached to all of the Shares.

Conversion

The Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. Upon the first date that any Multiple Voting Share shall be held other than by a Permitted Holder (as defined below), such holder, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert all of the Multiple Voting Shares held by such holder into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis.

In addition, all Multiple Voting Shares, regardless of the holder thereof, will convert automatically into Subordinate Voting Shares at such time as Permitted Holders that hold Multiple Voting Shares no longer hold and own, collectively, directly or indirectly, more than 15% of the beneficial ownership interests in the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for the purposes of such calculation).

For the purposes of the foregoing:

“Affiliate” means, with respect to any specified Person (as defined below), any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person;

“Members of the Immediate Family” means with respect to any individual, each spouse (whether by marriage or civil union) or common law partner (as defined in the Income Tax Act (Canada) (the “Tax Act”)) or child or other descendants (whether by birth or adoption) of such individual, each spouse (whether by marriage or civil union) or common law partner (as defined in the Tax Act) of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Tax Act as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual.

“Permitted Holders” means (i) Janine Bombardier, Claire Bombardier Beaudoin, Laurent Beaudoin, Huguette Bombardier Fontaine, Jean-Louis Fontaine and J.R. André Bombardier, and the Members of the Immediate Family of each such individual; (ii) any Person controlled, directly or indirectly, by one or more of the Persons referred to in clause (i) above; (iii) Bain and any of its Affiliates and; (iv) CDPQ and any of its Affiliates;

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company; and A Person is “controlled” by another Person or other Persons if: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least 66 2⁄3% of the votes for the election of directors and representing in the aggregate at least 66 2⁄3% of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a Person that is not a company or other body corporate, at least 66 2⁄3% of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

Subscription Rights

In the event of any distribution or issuance, including by way of a share dividend (a “Distribution”) of voting shares of the Company (other than Multiple Voting Shares, Subordinate Voting Shares issued upon the conversion of Multiple Voting Shares or voting shares issued pursuant to the exercise of a right attached to any security of the Company issued prior to the Distribution) (the “Voting Shares”) or of securities convertible or exchangeable into Voting Shares or giving the right to acquire Voting Shares (other than options or other securities issued under compensatory plans or other plans to purchase Voting Shares or any other securities in favour of the management, directors, employees or consultants of the Company) (the “Convertible Securities” and, together with the Voting Shares, the “Distributed Securities”), the Company shall issue to the holder(s) of Multiple Voting Shares rights to subscribe for that number of Multiple Voting Shares, or, as the case may be, for securities convertible or exchangeable into or giving the right to acquire, on the same terms and conditions, including subscription or exercise price, as applicable, mutatis mutandis (except for the ultimate underlying securities which shall be Multiple Voting Shares), as those stipulated in the Convertible Securities, that number of Multiple Voting Shares, respectively, which carry, in the aggregate, a number of voting rights sufficient to fully maintain the proportion of total voting rights (on a fully diluted basis) associated with the then outstanding Multiple Voting Shares (the “Rights to Subscribe”).

The Rights to Subscribe shall be issued to the holder(s) of Multiple Voting Shares in a proportion equal to their respective holdings of Multiple Voting Shares and shall be issued concurrently with the completion of the Distribution of the applicable Distributed Securities. To the extent that any such Rights to Subscribe are exercised, in whole or in part, the securities underlying such Rights to Subscribe (the “Subscription Securities”) shall be issued and must be paid for concurrently with the completion of the Distribution and payment to the Company of the issue price for the Distributed Securities, at the lowest price permitted by the applicable securities and stock exchange regulations and subject (as to such price) to the prior consent of the exchanges but at a price not lower than (i) if the Distributed Securities are Subordinate Voting Shares, the price at which Subordinate Voting Shares are then being issued or distributed, (ii) if the Distributed Securities are Convertible Securities, the price at which the applicable Convertible Securities are then being issued or distributed; and (iii) if the Distributed Securities are Voting Shares other than Subordinate Voting Shares, the higher of (a) the weighted average price of the transactions on the Subordinate Voting Shares on the TSX (or such other primary stock exchange on which they are listed, as the case may be) for the 20 trading days preceding the Distribution of such Voting Shares or of (b) the weighted average price of transactions on the Subordinate Voting Shares on the TSX (or such other primary stock exchange on which they are listed, as the case may be), the trading day before the Distribution of such Voting Shares.

The privileges attached to Subscription Securities which are securities convertible or exchangeable into or giving the right to acquire Multiple Voting Shares shall only be exercisable if and whenever the same privileges attached to the Convertible Securities are exercised and shall not result in the issuance of a number of Multiple Voting Shares which increases the proportion (as in effect immediately prior to giving effect to the completion of the Distribution) of total voting rights associated with the Multiple Voting Shares after giving effect to the exercise by the holder(s) of the privileges attached to such Convertible Securities.

The right to receive Rights to Subscribe as described above, and the legal or beneficial ownership of the Rights to Subscribe, may be assigned in whole or in part among Permitted Holders, provided that written notice of any such assignment shall be sent promptly to the other holders of Multiple Voting Shares and the Company.

Subordinate Voting Shares have no pre-emptive or subscription rights to purchase any securities of the Company. An issuance of participating (equity) securities will not be rendered invalid due to a failure by the Company to comply with the foregoing.

Subdivision or Consolidation

No subdivision or consolidation of the Subordinate Voting Shares or the Multiple Voting Shares may be carried out unless, at the same time, the Multiple Voting Shares or the Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Certain Amendments

In addition to any other voting right or power to which the holders of Subordinate Voting Shares shall be entitled by law or regulation or other provisions of the Articles of the Company from time to time in effect, but subject to the provisions of Articles of the Company, holders of Subordinate Voting Shares shall be entitled to vote separately as a class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles of the Company that would adversely affect the powers, preferences or rights of the holders of Subordinate Voting Shares, including an amendment to the terms of the Articles of the Company that provide that any Multiple Voting Shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into Subordinate Voting Shares.

Certain Class Votes

Without limiting other rights at law of any holders of Multiple Voting Shares or Subordinate Voting Shares to vote separately as a class or the terms of the following paragraph, neither the holders of the Multiple Voting Shares nor the holders of the Subordinate Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the Articles of the Company in the case of an amendment of the kind referred to in paragraph (a) of subsection 176(1) of the Canada Business Corporations Act and, as regards the creation of additional classes of preferred shares that are non-voting, paragraph (e) of subsection 176(1) of the Canada Business Corporations Act.

The holders of the Subordinate Voting Shares shall be entitled to vote separately as a class (but will not have any dissent rights) in respect of any amalgamation, arrangement, business combination or sale, lease, exchange or transfer of all or substantially all the property of the Company (as such expressions are interpreted for the purposes of the Canada Business Corporations Act) in connection with which or following which any holder of Multiple Voting Shares would, directly or indirectly, receive or be entitled to receive consideration, money, property or securities of greater value per share or different in kind than the consideration or distribution available to holders of Subordinate Voting Shares, unless the holders of Subordinate Voting Shares are otherwise already entitled to vote separately as a class in respect of such transaction under any applicable law (including, without limitation, securities laws in any jurisdiction, together with the rules, regulations, orders and notices made thereunder and the local, uniform and national published instruments and policies adopted by the securities regulatory authority in such jurisdiction, as applied and interpreted by such securities regulatory authority) or the rules, notices, policies and procedures or any decision of any applicable stock exchange.

Issuance of Additional Multiple Voting Shares

Subject to the provisions of the Articles of the Company, the Company may not issue Multiple Voting Shares without the approval of at least 66 2⁄3% of the votes cast at a meeting of the holders of Subordinate Voting Shares duly held for that purpose. However, approval is not required in connection with a subdivision or conversion on a pro rata basis as between the Subordinate Voting Shares and the Multiple Voting Shares or the issuance of Multiple Voting Shares upon the exercise of the Rights to Subscribe.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares, the Principal Shareholders, as the owners of all the outstanding Multiple Voting Shares, entered into a coattail agreement dated May 29, 2013 with the Company and Computershare Trust Company of Canada (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, TSX listed companies designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares.

The undertakings in the Coattail Agreement do not apply to prevent a sale by any Principal Shareholder of Multiple Voting Shares if concurrently an offer is made to purchase Subordinate Voting Shares that:

a)	offers a price per Subordinate Voting Share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares;

b)

provides that the percentage of outstanding Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of Multiple Voting Shares to be sold (exclusive of Multiple Voting Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

c)	has no condition attached other than the right not to take up and pay for Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; and

d)	is in all other material respects identical to the offer for Multiple Voting Shares.

In addition, the Coattail Agreement does not prevent the transfer of Multiple Voting Shares by a Principal Shareholder to a Permitted Holder, provided such transfer is not or would not have been subject to the requirements to make a take-over bid (if the vendor or transferee were in Canada) or constitutes or would constitute an exempt take-over bid (as defined in applicable securities legislation). The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, would not constitute a disposition of Multiple Voting Shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any disposition of Multiple Voting Shares (including a transfer to a pledgee as security) by a holder of Multiple Voting Shares party to the agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Multiple Voting Shares are not automatically converted into Subordinate Voting Shares in accordance with the Articles of the Company.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Subordinate Voting Shares. The obligation of the trustee to take such action is conditional on the Company or holders of the Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of Subordinate Voting Shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee. The Company agreed to pay the reasonable costs of any action that may be taken in good faith by holders of Subordinate Voting Shares pursuant to the Coattail Agreement.

The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2⁄3% of the votes cast by holders of Subordinate Voting Shares excluding votes attached to Subordinate Voting Shares held by the Principal Shareholders, their affiliates and any persons who have an agreement to purchase Multiple Voting Shares on terms that would constitute a sale or disposition for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Subordinate Voting Shares under applicable law.

Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares, issuable in series. Each series of Preferred Shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors prior to the issuance thereof. Holders of Preferred Shares, except as otherwise provided in the terms specific to a series of Preferred Shares or as required by law, will not be entitled to vote at meetings of holders of Shares. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the Preferred Shares are entitled to preference over the Shares and any other shares ranking junior to the Preferred Shares from time to time and may also be given such other preferences over Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of such series.

Advance Notice Requirements for Director Nominations

The Company’s by-laws provide that shareholders seeking to nominate candidates for election as directors must provide timely written notice to the Company’s secretary at its principal executive offices. To be timely, a shareholder’s notice must be received (i) in the case of an annual meeting of shareholders, not less than 30 days nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. The Company’s by-laws also prescribe the proper written form for a shareholder’s notice. The Board of Directors may, in its sole discretion, waive any requirement under these provisions. These provisions shall be automatically repealed and cease to have effect upon the termination of the nomination rights agreement dated May 29, 2013 entered into between the Company and the Principal Shareholders.

CONSOLIDATED CAPITALIZATION

Other than as described in this Prospectus Supplement (including the documents incorporated by reference herein), there have been no material changes in the Company’s share or loan capital on a consolidated basis since July 31, 2025, the date of the Company’s most recently filed unaudited condensed consolidated interim financial statements. No material change is expected to result from the Offering on a consolidated basis.

PRIOR SALES

The following table summarizes the issuance by the Company of Subordinate Voting Shares and of securities that are convertible or exchangeable into Subordinate Voting Shares during the 12-month period preceding the date of this Prospectus Supplement.

Date	Type of Security	Number of Securities	Issuance/ Exercise Price per Security
September 10, 2024	Subordinate Voting Shares(1)	250	$78.22
September 12, 2024	Subordinate Voting Shares(1)	250	$84.60
September 13, 2024	Subordinate Voting Shares(1)	250	$85.15
September 17, 2024	Subordinate Voting Shares(1)	250	$82.63
September 17, 2024	Options to purchase Subordinate Voting Shares(2)	15,200	$83.09
September 19, 2024	Subordinate Voting Shares(1)	500	$84.13
September 26, 2024	Subordinate Voting Shares(1)	125	$80.13
October 17, 2024	Subordinate Voting Shares(1)	5,200	$78.71
October 21, 2024	Subordinate Voting Shares(1)	775	$79.26
December 10, 2024	Subordinate Voting Shares(1)	1,000	$74.66
December 11, 2024	Subordinate Voting Shares(1)	1,425	$74.67
December 18, 2024	Subordinate Voting Shares(1)	2,600	$72.29
December 19, 2024	Subordinate Voting Shares(1)	2,475	$75.17
January 10, 2025	Subordinate Voting Shares(1)	3,100	$72.87
January 14, 2025	Subordinate Voting Shares(1)	8,375	$75.10
January 15, 2025	Subordinate Voting Shares(1)	1,000	$77.44
January 16, 2025	Subordinate Voting Shares(1)	500	$77.45
January 20, 2025	Subordinate Voting Shares(1)	500	$77.00
January 22, 2025	Subordinate Voting Shares(1)	625	$76.82
March 26, 2025	Subordinate Voting Shares(1)	27	$54.43
April 4, 2025	Options to purchase Subordinate Voting Shares(2)	752,300	$49.78
April 11, 2025	Subordinate Voting Shares(1)	250	$50.49

Date	Type of Security	Number of Securities	Issuance/ Exercise Price per Security
June 2, 2025	Subordinate Voting Shares(1)	1,600	$60.59
June 4, 2025	Subordinate Voting Shares(1)	600	$64.00
June 9, 2025	Subordinate Voting Shares(1)	2,625	$65.00
June 11, 2025	Subordinate Voting Shares(1)	3,975	$67.10
June 12, 2025	Subordinate Voting Shares(1)	100	$68.00
June 23, 2025	Subordinate Voting Shares(1)	1,325	$64.34
July 2, 2025	Subordinate Voting Shares(1)	3,850	$69.88
July 3, 2025	Subordinate Voting Shares(1)	2,625	$71.32
July 7, 2025	Subordinate Voting Shares(1)	1,700	$70.00
July 23, 2025	Subordinate Voting Shares(1)	650	$68.70
September 2, 2025	Subordinate Voting Shares(1)	1,650	$88.55
September 3, 2025	Subordinate Voting Shares(1)	47,450	$91.38
September 5, 2025	Subordinate Voting Shares(1)	17,975	$91.26
September 8, 2025	Subordinate Voting Shares(1)	11.550	$91.75

(1)

Subordinate Voting Shares issued by the Company upon the exercise of options by eligible employees pursuant to the Stock Option Plan. See “Stock Option Plan” in the Proxy Circular incorporated herein by reference.

(2)	Options to purchase Subordinate Voting Shares granted to the Company’s eligible employees pursuant to the Stock Option Plan.

TRADING PRICE AND VOLUME

The Subordinate Voting Shares are listed for trading on the TSX and Nasdaq under the symbols “DOO” and “DOOO”, respectively.

The following table sets forth, for the periods indicated, the monthly range of high and low trading prices per Subordinate Voting Share, as well as total monthly volumes and average daily volumes of the Subordinate Voting Shares traded on the TSX:

Month	Price per Subordinate Voting Share		Subordinate Voting Shares Total Monthly Volume	Subordinate Voting Shares Average Daily Volume
	Monthly High ($)	Monthly Low ($)
September 2024	97.49	77.74	6,405,739	320,287
October 2024	82.95	68.53	5,431,590	246,890
November 2024	72.50	65.32	6,444,974	306,904
December 2024	78.20	67.00	4,413,061	220,653
January 2025	77.80	68.44	3,382,278	153,740
February 2025	67.02	55.98	3,583,744	188,618
March 2025	60.15	47.16	3,992,736	190,130
April 2025	52.92	43.88	4,654,523	221,644
May 2025	61.25	45.51	4,705,626	224,077
June 2025	68.41	59.43	3,375,792	160,752
July 2025	73.37	65.26	2,992,738	136,034
August 2025	88.22	67.20	3,680,770	184,039
September 2025 (until September 9th, 2025)	94.51	87.03	2,366,430	394,405

The following table sets forth, for the periods indicated, the monthly range of high and low trading prices per Subordinate Voting Share, as well as total monthly volumes and average daily volumes of the Subordinate Voting Shares traded on Nasdaq:

Month	Price per Subordinate Voting Share		Subordinate Voting Shares Total Monthly Volume	Subordinate Voting Shares Average Daily Volume
	Monthly High (US$)	Monthly Low (US$)
September 2024	72.21	57.28	3,104,634	155,232
October 2024	60.61	49.21	2,939,449	127,802
November 2024	52.56	46.85	3,232,114	161,606
December 2024	55.50	47.58	3,179,135	151,387
January 2025	54.58	47.18	2,716,169	135,808
February 2025	46.50	38.69	4,730,583	248,978
March 2025	41.69	33.05	4,445,011	211,667
April 2025	37.68	31.78	5,889,319	280,444
May 2025	44.66	33.04	4,391,622	209,125
June 2025	50.25	43.14	5,702,278	285,114
July 2025	53.23	47.74	5,183,360	235,607
August 2025	64.42	48.67	6,498,617	309,458
September 2025 (until September 9th, 2025)	68.42	63.17	2,750,169	458,362

PLAN OF DISTRIBUTION

General

Pursuant to the Underwriting Agreement, the Selling Shareholder has agreed to sell and the Underwriter has agreed to purchase, on the Closing Date, subject to the terms and conditions contained therein, an aggregate of 1,500,000 Subordinate Voting Shares, for aggregate gross consideration of $136,065,000 payable in cash to the Selling Shareholder against delivery of the Subordinate Voting Shares on the Closing Date (as defined below) or such later date as the Selling Shareholder and the Underwriter agree, but not later than September 26, 2025. The Offering Price of the Subordinate Voting Shares has been determined by negotiation between the Selling Shareholder and the Underwriter, with reference to the prevailing market price of the Subordinate Voting Shares. The Company will not receive any of the proceeds from the Offering.

The Offered Shares are being offered in Canada by BMO Nesbitt Burns Inc. and in the United States by BMO Capital Markets Corp. pursuant to the Underwriting Agreement.

The Offering is being made concurrently in each of the provinces and territories of Canada and in the United States pursuant to the MJDS. The Offered Shares will be offered in each of the provinces and territories of Canada and in the United States through the Underwriter and/or affiliates thereof registered to offer the Offered Shares for sale in such jurisdictions in accordance with applicable securities laws and such other registered dealers as may be designated by the Underwriter. Subject to applicable law, the Underwriter, or such other registered dealers as may be designated by the Underwriter, may offer the Offered Shares outside of the United States and Canada.

The obligations of the Underwriter under the Underwriting Agreement are subject to certain closing conditions and may be terminated at its discretion upon the occurrence of certain stated events. The Underwriter is however, obligated to take up and pay for all of the Subordinate Voting Shares if any Subordinate Voting Shares are purchased under the Underwriting Agreement. In consideration for its services in connection with the Offering, the Selling Shareholder has agreed to pay the Underwriter a commission equal to $3.63 per Subordinate Voting Share with respect to the Offering. The Underwriter is entitled under the Underwriting Agreement to customary indemnification by the Company against certain liabilities and expenses. The Underwriter is also entitled to customary indemnification by Bain against liabilities with respect to certain information related solely to the Selling Shareholder and furnished in writing by the Selling Shareholder for use in this Prospectus Supplement. In addition, pursuant to the Registration Rights Agreement, the Company has also agreed to indemnify Bain against certain liabilities and expenses, or to contribute any payments Bain may be required to make in respect thereof. The Underwriter has also agreed to reimburse the Selling Shareholder for certain expenses in connection with the Offering.

The Underwriter has not been granted an over-allotment option in connection with the Offering.

Listing

The Subordinate Voting Shares are listed for trading on the TSX and Nasdaq under the symbols “DOO” and “DOOO”, respectively.

Price Stabilization, Short Positions and Passive Market Making

In connection with the Offering, the Underwriter may over-allocate or effect transactions which stabilize or maintain the market price of the Subordinate Voting Shares at levels other than those which otherwise might prevail on the open market, including stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Subordinate Voting Shares while the Offering is in progress. These transactions may also include making short sales of the Subordinate Voting Shares, which involve the sale by the Underwriter of a greater number of Subordinate Voting Shares than they are required to purchase in the Offering.

In addition, in accordance with rules and policy statements of certain Canadian securities regulators, the Underwriter may not, at any time during the period of distribution, bid for or purchase Subordinate Voting Shares. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Subordinate Voting Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the applicable stock exchange, including the Universal Market Integrity Rules for Canadian Marketplaces, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

The Underwriter must close out any short position by purchasing Subordinate Voting Shares in the open market. A short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the Subordinate Voting Shares in the open market that could adversely affect investors who purchase in the Offering.

The Underwriter proposes to offer the Subordinate Voting Shares initially at the Offering Price stated on the cover page of this short form prospectus. After the Underwriter has made a reasonable effort to sell all of the Subordinate Voting Shares offered by this Prospectus Supplement at that price, the initially stated Offering Price may be decreased, and further changed from time to time, by the Underwriter to an amount not greater than the initially stated Offering Price and, in such case, the compensation realized by the Underwriter will be decreased by the amount that the aggregate price paid by the purchasers for the Subordinate Voting Shares is less than the gross proceeds paid by the Underwriter to the Selling Shareholder.

As a result of these activities, the price of the Subordinate Voting Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriter at any time. The Underwriter may carry out these transactions on any stock exchange on which the Subordinate Voting Shares are listed, in the over-the-counter market, or otherwise.

Lock-Up Arrangements

In connection with completion of the Offering, the Underwriter has requested that the Company and the Selling Shareholder agree not to, directly or indirectly, without the prior written consent of BMO Nesbitt Burns Inc., issue, sell, grant any option, right or warrant for the sale of, lend, secure, pledge or otherwise dispose or monetize, or make any short sale, engage in any hedging transaction, or enter into any form of arrangement the consequence of which is to directly or indirectly transfer to someone else, in whole or in part, any of the economic consequences of ownership of, or offer or announce any intention to do so, in a public offering or by way of private placement or otherwise, any Subordinate Voting Shares or any securities convertible or exchangeable into Subordinate Voting Shares, for a period of 45 days following the Closing Date, other than the issuance of securities by the Company pursuant to or in connection with the Company’s stock option plan and the other equity incentive plans described under the headings “Approval of the Special LTI Program and Special RSU Grants” and “Executive Compensation – Discussion and Analysis” beginning at pages 38 and 44 of the Proxy Circular, respectively, the distribution of Multiple Voting Shares pursuant to the Distribution in kind, or the issuance of securities of the Company upon the conversion, exercise or exchange of convertible, exercisable or exchangeable securities existing on the Closing Date. After giving effect to the Offering and the Distribution in kind, the Bain Group will own 10,453,493 Multiple Voting Shares, representing 14.29% of the outstanding Shares (13.55% on a fully-diluted basis), which will be subject to such agreements. In addition, the Multiple Voting Shares distributed by the Selling Shareholder under the Distribution in kind will be subject to the agreements referred to in this paragraph and/or statutory restrictions on transfer.

Closing; Book-Based System

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriter reserves the right to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about September 12, 2025, or such earlier or later date as the Selling Shareholder and the Underwriter may agree, but in any event no later than September 26, 2025. Sales of Offered Shares will be settled under the book-based system through the facilities of CDS, or by such other means as the Company and the Underwriter may agree. Unless otherwise determined by the Company and the Underwriter, a purchaser of the Offered Shares will receive only a customer confirmation from the registered dealer that is a CDS participant and from or through which the Offered Shares are purchased.

Relationship Between the Company and the Underwriter

Affiliates of the Underwriter are banks or financial institutions that are members of the syndicate of lenders that entered into a credit agreement with the Company and certain subsidiaries of the Company (the “Revolving Credit Agreement”), which makes revolving credit facilities in the aggregate principal amount of C$1,500 million available to Bombardier Recreational Products Inc. and BRP US Inc. (collectively the “Revolving Credit Facilities”), of which no amount was drawn as of July 31, 2025. In addition, affiliates of the Underwriter are members of the syndicate of lenders that entered into a credit agreement with the Company and certain subsidiaries of the Company (the “Term Credit Agreement”), which makes term facilities in the aggregate principal amount of US$1,966 million available to Bombardier Recreational Products Inc. (the “Term Facility”), of which US$1,935 million of indebtedness was outstanding as of July 31, 2025. Accordingly, pursuant to applicable securities legislation, the Company may be considered a “connected issuer” with the Underwriter for the purposes of securities regulations in certain provinces and territories of Canada.

The Revolving Credit Facilities are guaranteed by the Company, Bombardier Recreational Products Inc. and the restricted subsidiaries of Bombardier Recreational Products Inc. incorporated in Canada, the United States and Mexico (collectively, the “Guarantors”) and are secured by security interests in and hypothecs on all existing and after acquired real and personal property of the Company, Bombardier Recreational Products Inc. and the Guarantors, subject to certain exceptions. The Revolving Credit Facilities are also secured by a pledge of all of the outstanding shares or other equity interests of subsidiaries held by the Company, Bombardier Recreational Products Inc., BRP US Inc. and the other Guarantors, subject to certain exceptions.

The Term Facility is guaranteed by the Company and the Guarantors and is secured by security interests in and hypothecs on all existing and after-acquired real and personal property of the Company, Bombardier Recreational Products Inc. and the Guarantors, subject to certain exceptions. The Term Facility is also secured by a pledge of all of the outstanding shares or other equity interests of subsidiaries held by the Company, Bombardier Recreational Products Inc. and the Guarantors, subject to certain exceptions.

As of the date of this Prospectus Supplement, the Company and its subsidiaries are in compliance in all material respects with the terms of the Revolving Credit Agreement and the Term Credit Agreement. Since the indebtedness to the lenders under the Revolving Credit Facilities and the Term Facility was incurred and except as publicly disclosed, the financial position of the borrowers under such facilities and the value of the security referred to above has not adversely changed. As of July 31, 2025, the Company had no outstanding indebtedness under the Revolving Credit Facilities. None of the lenders have waived any breach of the Revolving Credit Facilities or the Term Facility.

None of the lenders were involved in the decision to effect the Offering or were involved in the determination of the terms of the Offering, including structure and pricing. As a consequence of the Offering, the Underwriter will receive a commission in respect of the Subordinate Voting Shares sold through the Underwriter.

The Underwriter and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees.

Selling Restrictions

Australia

This Prospectus Supplement:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities & Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The Subordinate Voting Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Subordinate Voting Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Subordinate Voting Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Subordinate Voting Shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of Subordinate Voting Shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Subordinate Voting Shares you undertake to us that you will not, for a period of 12 months from the date of sale of the Subordinate Voting Shares, offer, transfer, assign or otherwise alienate those Subordinate Voting Shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

China

This Prospectus Supplement will not be circulated or distributed in the People’s Republic of China (“PRC”) and the Subordinate Voting Shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this Prospectus Supplement nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member”), no offer of Subordinate Voting Shares which are the subject of the Offering contemplated by this Prospectus Supplement may be made to the public in that Relevant Member prior to the publication of a prospectus in relation to the Subordinate Voting Shares which has been approved by the competent authority in that Relevant Member or, where appropriate, approved in another Relevant Member and notified to the competent authority in that

Relevant Member, all in accordance with the Prospectus Regulation, except that offers of Subordinate Voting Shares may be made to the public in that Relevant Member at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation), per Relevant Member, subject to obtaining the prior consent of the Underwriter; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of Subordinate Voting Shares shall result in a requirement for the Company or the Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any Subordinate Voting Shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the Underwriter and the Issuer that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation.

In the case of any Subordinate Voting Shares being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each such financial intermediary will also be deemed to have represented, warranted and agreed that the Subordinate Voting Shares acquired by it in the Offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Subordinate Voting Shares to the public, other than their offer or resale in a Relevant Member to “qualified investors” as so defined or in circumstances in which the prior consent of the Underwriter has been obtained to each such proposed offer or resale.

The Company, the Underwriter and its affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the Underwriter of such fact in writing may, with the prior consent of the Underwriter, be permitted to acquire Subordinate Voting Shares in the Offering.

For the purposes of this provision, the expression an “offer of Subordinate Voting Shares to the public” in relation to any Subordinate Voting Shares in the Relevant Member means the communication in any form and by any means of sufficient information on the terms of the Offering and the Subordinate Voting Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Subordinate Voting Shares. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.

France

Neither this Prospectus Supplement nor any other offering material relating to the securities described in this Prospectus Supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this Prospectus Supplement nor any other offering material relating to the securities has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the securities to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	used in connection with any offer for subscription or sale of the securities to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The securities may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Ireland

The information in this Prospectus Supplement does not constitute a prospectus under any Irish laws or regulations, and this Prospectus Supplement has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The Subordinate Voting Shares have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

This Prospectus Supplement does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”) and has not been filed with or approved by the Israel Securities Authority. In Israel, this Prospectus Supplement is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Italy

The offering of the Subordinate Voting Shares in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa), the “CONSOB,” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the Subordinate Voting Shares may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•

to Italian qualified investors, as defined in Article 100 of Decree No. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation No. 1197l”) as amended (“Qualified Investors”); and

•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the Subordinate Voting Shares or distribution of any offer document relating to the Subordinate Voting Shares in Italy (excluding placements where a Qualified Investor solicits an offer from the Company) under the paragraphs above must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the Subordinate Voting Shares in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such Subordinate Voting Shares being declared null and void and in the liability of the entity transferring the Subordinate Voting Shares for any damages suffered by the investors.

Japan

The securities offered in this Prospectus Supplement have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the Subordinate Voting Shares have nor any interest therein may be offered or sold, directly or indirectly, in Japan or to or for the benefit of any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Portugal

This Prospectus Supplement is not being distributed in the context of a public offer of financial securities (oferta púbica de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The Subordinate Voting Shares has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This Prospectus Supplement and any other offering material relating to the Subordinate Voting Shares has not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of Subordinate Voting Shares in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this Prospectus Supplement and they may not distribute it or the information contained in it to any other person.

Singapore

This Prospectus Supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under

Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant party which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such securities of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of Subordinate Voting Shares, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Subordinate Voting Shares are ‘‘prescribed capital markets products’’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Sweden

This Prospectus Supplement has not been, and will not be, registered with or approved by Finansinspektionen (the “Swedish Financial Supervisory Authority”). Accordingly, this Prospectus Supplement may not be made available, nor may the Subordinate Voting Shares be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of Subordinate Voting Shares in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this Prospectus Supplement and they may not distribute it or the information contained in it to any other person.

Switzerland

This Prospectus Supplement is not intended to constitute an offer or solicitation to purchase or invest in the Subordinate Voting Shares. The Subordinate Voting Shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the Subordinate Voting Shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this Prospectus Supplement nor any other offering or marketing material relating to the Subordinate Voting Shares constitutes a prospectus pursuant to the FinSA, and neither this Prospectus Supplement nor any other offering or marketing material relating to the Subordinate Voting Shares may be publicly distributed or otherwise made publicly available in Switzerland.

United Arab Emirates

The Subordinate Voting Shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this Prospectus Supplement does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This Prospectus Supplement has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

United Kingdom

No offer of Subordinate Voting Shares which are the subject of the Offering contemplated by this Prospectus Supplement may be made to the public in the United Kingdom prior to the publication of a prospectus in relation to the Subordinate Voting Shares that has been approved by the Financial Conduct Authority in the United Kingdom in accordance with the UK Prospectus Regulation and the Financial Services and Markets Act 2000 (“FSMA”), except that offers of Subordinate Voting Shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

(a)	to any legal entity which is a “qualified investor” as defined in the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the UK Prospectus Regulation), subject to obtaining the prior consent of the Underwriter; or

(c)	in any other circumstances falling within section 86 of FSMA;

provided that no such offer of Subordinate Voting Shares shall result in a requirement for the Company or the Underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any Subordinate Voting Shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the Underwriter and the Issuer that it is a “qualified investor” within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any Subordinate Voting Shares being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the Subordinate Voting Shares acquired by it in the Offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Subordinate Voting Shares to the public, other than their offer or resale in the United Kingdom to “qualified investors” as so defined or in circumstances in which the prior consent of the Underwriter has been obtained to each such proposed offer or resale.

The Company, the Underwriter and its affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the Underwriter of such fact in writing may, with the prior consent of the Underwriter, be permitted to acquire Subordinate Voting Shares in the Offering.

For the purposes of this provision, the expression an “offer of Subordinate Voting Shares to the public” in relation to any Subordinate Voting Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the Offering and the Subordinate Voting Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Subordinate Voting Shares. The expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, Canadian counsel to the Company, and of McCarthy Tétrault LLP, Canadian counsel to the Underwriter, based on the current provisions of the Tax Act and the regulations adopted thereunder (the “Regulations”) and all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of the Offering, provided that the Subordinate Voting Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and Nasdaq), the Subordinate Voting Shares will be, on the date of closing of the Offering, “qualified investments” under the Tax Act and the Regulations for trusts governed by a “registered retirement savings plan” (“RRSP”), a “registered retirement income fund” (“RRIF”), a “registered education savings plan” (“RESP”), a “deferred profit sharing plan”, a “registered disability savings plan” (“RDSP”), a “tax-free savings account” (“TFSA”) or a “first home savings account” (“FHSA”), as defined in the Tax Act.

Notwithstanding the foregoing, if the Subordinate Voting Shares held by a FHSA, TFSA, RRSP, RRIF, RDSP or RESP are “prohibited investments” for purposes of the Tax Act, the holder of the FHSA, TFSA or RDSP, the annuitant of the RRSP or RRIF, or the subscriber of a RESP (as the case may be) will be subject to a penalty tax as set out in the Tax Act. The Subordinate Voting Shares will be a “prohibited investment” if the holder of a FHSA, TFSA or RDSP, the annuitant of a RRSP or RRIF, or the subscriber of a RESP (as the case may be): (i) does not deal at arm’s length with the Company for purposes of the Tax Act; or (ii) has a “significant interest” (within the meaning of the Tax Act) in the Company. In addition, the Subordinate Voting Shares will not be a “prohibited investment” if the Subordinate Voting Shares are “excluded property”, as defined in the Tax Act, for a FHSA, TFSA, RRSP, RRIF, RDSP or RESP. Holders who intend to hold Subordinate Voting Shares in a FHSA, TFSA, RRSP, RRIF, RESP or RDSP should consult their own tax advisors in this regard.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to the Company, and of McCarthy Tétrault LLP, counsel to the Underwriter, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires, as beneficial owner, Subordinate Voting Shares pursuant to this Offering. This summary only applies to a holder who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm’s length and is not affiliated with the Company, the Selling Shareholder, and the Underwriter and (ii) holds the Subordinate Voting Shares as capital property (a “Holder”). The Subordinate Voting Shares will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. A Holder who is resident in Canada for the purposes of the Tax Act and whose Subordinate Voting Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have its Subordinate Voting Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Such Canadian resident Holders should consult their own tax advisors as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

This summary is not applicable to a Holder: (i) that is a “financial institution” within the meaning of the Tax Act for the purposes of the mark-to-market rules; (ii) that is a “specified financial institution” within the meaning of the Tax Act; (iii) that reports its “Canadian tax results” within the meaning of the Tax Act in a currency other than Canadian currency; (iv) an interest in which is, or for whom a Subordinate Voting Share would be, a “tax shelter investment” within the meaning of the Tax Act; (v) that has or will enter into a “derivative forward agreement” or a “dividend rental arrangement”, each within the meaning of the Tax Act, in respect of Subordinate Voting Shares; (vi) that is generally exempt from taxation under Part I of the Tax Act; or (vii) that is a corporation resident in Canada that is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Subordinate Voting Shares, controlled by a non-resident person (or a group of such persons that do not deal at arm’s length) for the purposes of the rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary is based upon: (i) the current provisions of the Tax Act and the Regulations in force as of the date hereof; (ii) all specific proposals (the “Tax Proposals”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that all such Tax Proposals will be enacted in the form currently proposed but no assurance can be given that they will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada.

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Subordinate Voting Shares must be determined in Canadian dollars based on the rate of exchange quoted by the Bank of Canada on the date such amount arose or such other rate of exchange as may be acceptable to the CRA.

This summary is not exhaustive of all possible Canadian federal income tax considerations relating to purchasing, holding or disposing of the Subordinate Voting Shares. Moreover, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representation with respect to the income tax consequences to any particular Holder is made. Accordingly, Holders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Subordinate Voting Shares in their particular circumstances.

Residents of Canada

This section of the summary applies to a Holder who, for the purposes of the Tax Act, and at all relevant times, is, or is deemed to be, resident in Canada (a “Resident Holder”).

Dividends on Subordinate Voting Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Subordinate Voting Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividend will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Taxable dividends received from a taxable Canadian corporation that are designated by the corporation as “eligible dividends” will be subject to an enhanced gross-up and tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends. In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Dispositions of Subordinate Voting Shares

A Resident Holder who disposes of, or is deemed for the purposes of the Tax Act to have disposed of, a Subordinate Voting Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition are greater (or are less) than the total of: (i) the adjusted cost base to the Resident Holder of the Subordinate Voting Share immediately before the disposition or deemed disposition, and (ii) any reasonable costs of disposition. The adjusted cost base to a Resident Holder of Subordinate Voting Shares acquired pursuant to this Offering will be determined by averaging the adjusted cost base of such Subordinate Voting Shares with the adjusted cost base of all other Subordinate Voting Shares (if any) held by the Resident Holder as capital property at that time.

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in the taxation year of disposition against taxable capital gains realized in the same taxation year. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

If a Resident Holder is a corporation, any capital loss realized on a disposition or deemed disposition of Subordinate Voting Shares may, in certain circumstances, be reduced by the amount of any dividends which have been received or which are deemed to have been received on such Subordinate Voting Shares (or a share for which a Subordinate Voting Share has been substituted). Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Subordinate Voting Shares directly or indirectly through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Other Taxes

A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a tax of 38 1/3% (refundable in certain circumstances) under Part IV of the Tax Act on dividends received, or deemed to be received, on the Subordinate Voting Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains realized on the disposition of Subordinate Voting Shares.

Capital gains realized and taxable dividends received or deemed to be received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Non-Resident Holders

This section of the summary applies to a Holder who, for the purposes of the Tax Act, and at all relevant times: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold, and is not deemed to use or hold, the Subordinate Voting Shares in connection with, or in the course of carrying on, a business or part of a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends on Subordinate Voting Shares

A dividend paid or credited or deemed under the Tax Act to be paid or credited by the Company to a Non-Resident Holder on the Subordinate Voting Shares will generally be subject to Canadian non-resident withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where the Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980) (the “Convention”) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%. Not all persons who are residents of the United States will qualify for the benefits of the Convention. Non-Resident Holders are advised to consult their tax advisors in this regard.

Dispositions of Subordinate Voting Shares

A Non-Resident Holder who disposes of or is deemed to have disposed of a Subordinate Voting Share will generally not be subject to income tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder unless, at the time of disposition: (i) the Subordinate Voting Share is, or is deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder, and (ii) the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, a Subordinate Voting Share acquired pursuant to this Offering will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that: (i) the Subordinate Voting Share is listed at that time on a “designated stock exchange” for the purpose of the Tax Act (which currently includes the TSX and Nasdaq), and (ii) at no time during the 60 month period that ends at that particular time were both of the following conditions satisfied: (a) at least 25% of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of (I) the Non-Resident Holder, (II) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (III) partnerships in which the Non-Resident Holder or a person described in (II) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the Subordinate Voting Share was derived directly or indirectly from one, or any combination of: (I) real or immovable property situated in Canada; (II) Canadian resource property (as defined in the Tax Act); (III) timber resource property (as defined in the Tax Act), or (IV) options in respect of, or interests in, or for civil law rights in, any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Subordinate Voting Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act. Non-Resident Holders for whom the Subordinate Voting Shares are, or may be, taxable Canadian property should consult their own tax advisors.

In the case of a Non-Resident Holder that is: (i) a resident of the United States, and (ii) fully entitled to the benefits of the Convention, any capital gain realized by the Non-Resident Holder on a disposition of a Subordinate Voting Share that would otherwise be subject to tax under the Tax Act will generally be exempt from Canadian income tax pursuant to the Convention provided that the value of such Subordinate Voting Share is not derived principally from real property situated in Canada (within the meaning of the Convention).

In the event that a Subordinate Voting Share constitutes, or is deemed to constitute taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax convention or treaty, the income tax consequences discussed above for Resident Holders, under “Dispositions of Subordinate Voting Shares”, will generally apply to the Non-Resident Holder but any such Non-Resident Holder should consult its own tax advisor in this regard.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. RESIDENTS

Subject to the limitations and qualifications stated herein, this discussion sets forth material U.S. federal income tax considerations relating to the ownership and disposition by U.S. Holders (as hereinafter defined) of the Offered Shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions and the Convention, all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders and does not address tax consequences to a non-U.S. Holder (as hereinafter defined) investing in the Offered Shares.

This discussion of a U.S. Holder’s tax consequences addresses only those persons that acquire Offered Shares in this Offering and that hold those Offered Shares as capital assets and does not address the tax consequences to any special class of holders, including without limitation, (other than as described below) holders (directly, indirectly or constructively) of 10% or more of the Company’s equity (based on voting power or value), dealers in securities or currencies, banks or other financial institutions, tax-exempt organizations, insurance companies, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold Offered Shares that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, U.S. expatriates, partnerships or other pass-through entities for U.S. federal income tax purposes, persons required to accelerate the recognition of any item of gross income with respect to the Offered Shares as a result of such income being recognized on an applicable financial statement and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, U.S. federal estate and gift tax, the 3.8% Medicare contribution tax on net investment income or any state, local or non-U.S. tax laws on a holder of Offered Shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Offered Shares that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “non-U.S. Holder” means any beneficial owner of the Offered Shares that is not a U.S. Holder.

If a partnership or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds the Offered Shares, the tax treatment of a partner will generally depend upon the status of the partner, the partnership’s direct, indirect, or constructive ownership of the Company’s equity, and the activities of the partnership. Partners in partnerships that will hold the Offered Shares should consult their own tax advisors.

Each U.S. Holder is urged to consult its own independent tax advisor regarding the specific U.S. federal, state, local and non-U.S. income and other tax considerations relating to the ownership and disposition of the Offered Shares.

Dividends and Other Distributions

To the extent there are any distributions made with respect to the Offered Shares, a U.S. Holder generally will be required to treat distributions received with respect to its Offered Shares (including the amount of Canadian taxes withheld, if any) as ordinary dividend income to the extent of the Company’s current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of, and in reduction of, the holder’s adjusted tax basis in its Offered Shares and, thereafter, as capital gain recognized on a sale or exchange. There can be no assurance that the Company will maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to the Offered Shares will constitute ordinary dividend income. Dividends paid on the Offered Shares will be included in a U.S. Holder’s gross income on the day actually or constructively received by the holder. Dividends paid on the Offered Shares will not be eligible for the dividends received deduction generally allowed to U.S. corporations.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) its shares on which the dividends are paid are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. The Offered Shares are expected to be readily tradable on the Nasdaq, which is an established securities market, and the Company should be eligible for benefits under the Convention, which is a U.S. income tax treaty that satisfies the requirements above. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rates on dividends in light of their particular circumstances.

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

A U.S. Holder who pays (whether directly or through withholding) Canadian taxes with respect to dividends paid on the Offered Shares may be entitled to a foreign tax credit for such Canadian taxes paid, to the extent such taxes are imposed at a rate that does not exceed any rate applicable under the Convention. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by BRP generally will constitute “foreign source” income and generally will be categorized as “passive category income.” However, if 50% or more of BRP’s equity (based on voting power or value) is treated as held, directly or indirectly, by U.S. persons, BRP will be treated as a “United States-owned foreign corporation,” in which case dividends may be treated for foreign tax credit limitation purposes as “foreign source” income to the extent attributable to BRP’s non-U.S. source earnings and profits and as “U.S. source” income to the extent attributable to BRP’s U.S. source earnings and profits. A U.S. Holder eligible for benefits under the Convention should be eligible to elect to treat such U.S. source income as “foreign source” income consistent with the Convention, in which case such income would be subject to certain limitations on the use of foreign tax credits on a stand alone basis. If a U.S. Holder does not elect to claim a foreign tax credit for any Canadian taxes imposed on dividends paid on the Offered Shares, the holder may instead be able to claim a deduction for such taxes, subject to generally applicable limitations under U.S. federal income tax law (including that a U.S. Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Sale or Exchange of Offered Shares

A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of its Offered Shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of the Offered Shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Offered Shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the Offered Shares determined in U.S. dollars. The initial tax basis of the Offered Shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the Offered Shares (which, in the case of Offered Shares purchased with currencies other than U.S. dollars, will be determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Offered Shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date).

Such gain or loss will be capital gain or loss and will be long-term gain or loss if the Offered Shares have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

As described in “Certain Canadian Federal Income Tax Considerations”, except in very limited circumstances, capital gain, if any, recognized by a U.S. Holder on the sale or exchange of Offered Shares generally will not be treated as subject to Canadian income tax. U.S. Holders are encouraged to consult their own tax advisors regarding the potential availability of the U.S. foreign tax credit with respect to any such tax in their particular circumstances.

Passive Foreign Investment Company Considerations

BRP does not believe that it is currently a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, and BRP expects to operate in such a manner so as to not become a PFIC. If, however, BRP is or becomes a PFIC, a U.S. Holder could be subject to additional U.S. federal income taxes on gain recognized with respect to the Offered Shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. In addition, dividends paid to a non-corporate U.S. Holder will not be eligible for the reduced rates of taxation described above if BRP is a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. The application of the PFIC rules is complex. Prospective investors should consult their own tax advisors concerning the U.S. federal income tax consequences of holding Offered Shares if BRP is considered a PFIC in any taxable year.

Reporting Requirements and Backup Withholding

Information reporting to the Internal Revenue Service (the “IRS”) generally will be required with respect to payments on the Offered Shares and proceeds of the sale or exchange of the Offered Shares paid within the United States or through certain U.S.-related financial intermediaries to U.S. Holders, other than exempt recipients. A “backup” withholding tax may apply to those payments if such holder fails to provide a taxpayer identification number to the applicable withholding agent or fails to certify that it is not subject to backup withholding, unless the holder otherwise establishes an exemption. BRP will withhold on a distribution if required by applicable law. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN THE OFFERED SHARES.

RISK FACTORS

An investment in the Offered Shares involves risks. Before purchasing the Offered Shares, prospective investors should carefully consider the information contained in, or incorporated by reference into, this Prospectus Supplement and the Shelf Prospectus, including, without limitation, the risk factors disclosed in the MD&A. If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations or cash flows, or the purchasers’ investment in the Offered Shares could be materially adversely affected.

Volatility in the market price of the Subordinate Voting Shares

The market price of the Subordinate Voting Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. Such factors include the following:

•	actual or anticipated fluctuations in the Company’s quarterly results of operations;

•	changes in estimates of the Company’s future results of operations by the Company or changes in accounting policies;

•

changes in forecasts, estimates or recommendations of securities research analysts regarding the Company’s future results of operations or financial performance, or publication of research reports or news stories about the Company, its competitors or its industry;

•	changes in the economic performance or market valuations of other companies that investors deem comparable to the Company;

•

instability in geopolitical conditions or any changes in or the imposition of duties, tariffs or other trade restrictions or retaliatory measures in the jurisdictions in which the Company carries operations;

•	changes in overall economic conditions, primarily in North America and Europe, including changes that impact consumer spending and discretionary spending;

•	additions or departures of the Company’s board members, senior management team or other key employees or difficulties in finding qualified substitutes for any such departing employees;

•	sales or perceived sales of additional Subordinate Voting Shares, and short-sales, hedging and other derivative transactions in the Subordinate Voting Shares;

•	litigation or regulatory action against the Company;

•	breaches of security or privacy incidents, and the costs associated with any such breaches and remediation;

•

significant acquisitions or business combinations, divestitures, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors, including any failure by the Company to close any pending transactions; and

•	news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have in the past experienced, and are currently experiencing, significant price and volume fluctuations that particularly affect market prices of equity securities of companies. Such fluctuations have also, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Subordinate Voting Shares may decline even if the Company’s operating results, financial condition or prospects have not changed. As well, certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Subordinate Voting Shares by those institutions, which could materially adversely affect the trading price of the Subordinate Voting Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s business, results of operations or financial condition could be materially adversely impacted and the trading price of the Subordinate Voting Shares could be materially adversely affected. Recently the current global economic and geopolitical conditions, together with the inflationary environment caused a slowdown in the global economy, has caused volatility in global financial markets and may adversely affect the market price of the Subordinate Voting Shares.

BRP Inc. is a holding company and its financial performance and results are dependent on the earnings of its subsidiaries and the distribution of those earnings to BRP Inc.

BRP Inc. is a holding company and a substantial portion of its assets consists in the shares of its direct and indirect subsidiaries. As a result, BRP Inc. is subject to the risks attributable to its subsidiaries. As a holding company, BRP Inc. conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, BRP Inc.’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to BRP Inc. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations that require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of its subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to BRP Inc.

The Beaudier Group and Bain will continue to have significant influence with respect to matters put before the shareholders, which may have a negative impact on the trading price of the Subordinate Voting Shares

The Beaudier Group and the Bain Group will own 21,709,901 and 10,496,629 Multiple Voting Shares, respectively, representing approximately 50.44% and 24.39%, respectively, of the combined voting power of the Company’s outstanding Shares after giving effect to the Offering, and without giving effect to the Distribution in kind. Accordingly, Beaudier Group and Bain will have significant influence with respect to all matters submitted to the Company’s shareholders for approval, including without limitation the election and removal of directors, amendments to the articles of incorporation and by-laws of the Company and the approval of certain business combinations. Holders of Subordinate Voting Shares will have a limited role in the Company’s affairs. This concentration of voting power may impact the market price of the Subordinate Voting Shares, delay or prevent any acquisition or delay or discourage take-over attempts that shareholders may consider to be favourable, or make it more difficult or impossible for a third party to acquire control of the Company or effect a change in the Company’s Board of Directors and management. Any delay or prevention of a change of control transaction could deter potential acquirors or prevent the completion of a transaction in which the Company’s shareholders could receive a substantial premium over the then current market price for their Subordinate Voting Shares.

In addition, the Beaudier Group’s and the Bain Group’s interests may not in all cases be aligned with the interests of the other shareholders of the Company. The Beaudier Group and the Bain Group may have an interest in pursuing acquisitions, divestitures and other transactions that, in the judgment of their management, could enhance their equity investment, even though such transactions might involve risks to the shareholders of the Company and may ultimately affect the market price of the Subordinate Voting Shares.

Future sales of Subordinate Voting Shares by Beaudier Group, Bain or the Company’s directors and officers

After this Offering, the Beaudier Group will own 21,709,901 Multiple Voting Shares, which in the aggregate will represent approximately 29.69% of the issued and outstanding Shares of the Company and, without giving effect to the Distribution in kind, the Bain Group will own 10,496,629 Multiple Voting Shares, which in the aggregate will represent approximately 14.35% of the issued and outstanding Shares of the Company. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. See “Description of the Share Capital of the Company” in the Shelf Prospectus.

Subject to compliance with applicable securities laws, and the terms of any lock-up agreements described under “Plan of Distribution”, the Beaudier Group, the Bain Group or the Company’s directors and officers may sell some or all of their Subordinate Voting Shares in the future. Beaudier Group and the Company’s officers, directors and senior management are not subject to any lock-up agreements. No prediction can be made as to the effect, if any, such future sales of Subordinate Voting Shares will have on the market price of the Subordinate Voting Shares prevailing from time to time. However, the future sale of a substantial number of Subordinate Voting Shares by Beaudier Group, Bain Group or the Company’s directors and officers or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Subordinate Voting Shares.

Pursuant to the Registration Rights Agreement, each of Beaudier Group and Bain is granted certain registration rights. See “Material Contracts – Security holders Agreements – Registration Rights Agreement” in the Annual Information Form.

Introduction of new tax or accounting rules, laws or regulations

Complying with new tax or accounting rules, laws or regulations could adversely impact our results of operations or cause unanticipated fluctuations in our results of operations or financial conditions in future periods. For example, in the United States, members of Congress, the presidential administration or other officials from time to time propose changes to the U.S. federal tax laws and system, including changes to corporate income tax rates, changes to the tax base or available deductions, and changes to the funding and scope of tax enforcement. Any such changes to the law, regulations and rulings or otherwise to the federal tax system, if enacted or otherwise implemented, could adversely affect our U.S. federal income tax treatment. Similarly, any change in Canadian tax laws could adversely impact our results of operations. The interpretation and application of many provisions of tax law, including any new laws or regulations, are also often subject to significant ambiguity, which makes their precise impact on us difficult or impossible to predict. You are highly encouraged to consult your advisors regarding any such potential changes.

LEGAL MATTERS

Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on the Company’s behalf by Stikeman Elliott LLP and on behalf of the Underwriter by McCarthy Tétrault LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Company’s behalf by Ropes & Gray LLP and on behalf of the Underwriter by Simpson Thacher & Bartlett LLP. The partners, counsel and associates of each of Stikeman Elliott LLP and McCarthy Tétrault LLP, respectively as a group, beneficially own directly and indirectly, less than one percent of the Company’s outstanding securities of any class. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain investment funds advised by Bain and often a co-investor with such funds. RGIP, LP owns, directly or indirectly, less than one percent of the Company’s outstanding securities of any class.

INDEPENDENT AUDITOR, TRANSFER AGENT AND REGISTRAR

The independent auditor of the Company is Deloitte LLP, at its office at La Tour Deloitte, 1190 Avenue des Canadiens-de-Montréal, Suite 500, Montreal, Québec, H3B 0M7. Deloitte LLP is independent with respect to the Company within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and within the meaning of the Securities Act and the applicable rules and regulators thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The transfer agent and registrar for the Subordinate Voting Shares and Multiple Voting Shares is Computershare Investor Services Inc. at their offices in Montreal and Toronto.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or furnished with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from BRP’s directors and officers, as applicable; (iii) the consent of Deloitte LLP; (iv) the consent of Stikeman Elliott LLP; (v) the consent of McCarthy Tétrault LLP; (vi) the Underwriting Agreement; and (vii) the form of indenture relating to debt securities that may be issued under the Shelf Prospectus.

PURCHASER’S STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after the later of (a) the date that the Company (i) filed the prospectus supplement and any amendment thereto on SEDAR+, and (ii) issued and filed a news release on SEDAR+ announcing that the prospectus supplement, the accompanying prospectus and any amendment thereto is accessible through SEDAR+, or will be accessible through SEDAR+ within two business days, and (b) the date that the purchaser has entered into an agreement to purchase the securities offered under the prospectus supplement. In several of the provinces and territories of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus or a prospectus supplement relating to the Securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limits prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Certain of the Company’s directors, namely Joshua Bekenstein, Nicholas (Laki) Nomicos, Edward Philip, Katherine Kountze, Ernesto M. Hernández, Barbara Samardzich and Hildegard Maria Wortmann, reside outside of Canada and the Selling Shareholder is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction. Each of the foregoing persons and entities has appointed BRP Inc. as agent for service of process at the following address: 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if such person has appointed an agent for service of process.

CERTIFICATE OF UNDERWRITER

Dated: September 10, 2025

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces and territories of Canada.

BMO NESBITT BURNS INC.

(Signed) Hany Tawfik

C-1

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. This short form prospectus is filed in reliance on an exemption from the preliminary base shelf prospectus requirement for a well-known seasoned issuer.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Legal Officer and Corporate Services of BRP Inc. at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0, telephone: (450) 532-6154, and are also available electronically at https://www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	March 26, 2025

BRP INC.

Subordinate Voting Shares

Preferred Shares

Debt Securities

Warrants

Subscription Receipts

Units

BRP Inc. (the “Corporation” or “BRP”) may offer, issue and sell, as applicable, from time to time, subordinate voting shares (“Subordinate Voting Shares”), preferred shares, debt securities, warrants to acquire any of the other securities that are described in this short form base shelf prospectus (the “Prospectus”), subscription receipts to acquire any of the other securities that are described in this Prospectus, units comprised of one or more of any of the other securities that are described in this Prospectus, or any combination of such securities (all of the foregoing collectively, the “Securities” and individually, a “Security”), in one or more transactions during the 25-month period that this Prospectus, including any amendments hereto, remains effective.

The Corporation will provide the specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more prospectus supplements (each a “Prospectus Supplement”) to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series. One or more securityholders of the Corporation may also offer and sell Securities under this Prospectus.

As of the date hereof, the Corporation has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined below). See “Well-Known Seasoned Issuer”. All information permitted under applicable securities laws, including as permitted under the WKSI Blanket Orders, to be omitted from this Prospectus will be contained, as required, in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. For the purposes of applicable securities laws, each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains. This Prospectus and any applicable Prospectus Supplement should be read carefully before investing in any Securities offered pursuant to this Prospectus.

The Corporation’s Securities may be offered and sold pursuant to this Prospectus through underwriters, dealers, directly or through agents designated from time to time, at amounts and prices and other terms determined by the Corporation or any selling securityholders. This Prospectus may qualify an “at-the-market distribution” (as such term is defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”)). In connection with any underwritten offering of Securities, unless otherwise specified in the relevant Prospectus Supplement and other than an “at-the-market” offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A Prospectus Supplement will set out the names of any underwriters, dealers, agents or selling securityholders involved in the sale of the Corporation’s Securities, the amounts, if any, to be purchased by the underwriters, the plan of distribution for such Securities, including the net proceeds the Corporation expects to receive from the sale of such Securities, if any, the amounts and prices at which such Securities are sold, the compensation of such underwriters, dealers or agents and other material terms of the plan of distribution.

No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The Subordinate Voting Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “DOO” and on the Nasdaq Global Select Market (the “Nasdaq”) under the trading symbol “DOOO”. On March 25, 2025, the last trading day prior to the date of this Prospectus, the closing prices of the Subordinate Voting Shares on the TSX and Nasdaq were $50.78 and U.S.$35.54, respectively. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Subordinate Voting Shares will not be listed on any securities exchange. There is currently no market through which such Securities other than Subordinate Voting Shares may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus and the Prospectus Supplement relating to such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

Purchasers of Securities should be aware that the acquisition of Securities may have tax consequences. This Prospectus does not discuss Canadian tax consequences and any such tax consequences may not be described fully in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

The Corporation has two classes of issued and outstanding shares: the Subordinate Voting Shares which are listed and posted for trading on the TSX and the Nasdaq, and the multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”). Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. The Subordinate Voting Shares and the Multiple Voting Shares are substantially the same with the exception of the multiple voting, conversion and subscription rights attached to the Multiple Voting Shares. Each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to six votes on all matters. The Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof and automatically in certain other circumstances. In the event of any distribution or issuance of voting shares of the Corporation (other than Multiple Voting Shares, Subordinate Voting Shares issued upon conversion of Multiple Voting Shares or voting shares issued upon the exercise of a right attached to a previously issued security), the holders of Multiple Voting Shares are entitled to subscribe for additional Multiple Voting Shares in order to maintain their proportion of total voting rights associated with the then outstanding Multiple Voting Shares. The holders of Subordinate Voting Shares benefit from protection provisions that give them certain rights in the event of a take-over bid for the Multiple Voting Shares.

- ii -

Certain of the Corporation’s directors, namely Joshua Bekenstein, Ernesto M. Hernández, Katherine Kountze, Nicholas Nomicos, Edward Philip, and Barbara Samardzich, reside outside of Canada. Each such director has appointed BRP Inc. as agent for service of process in Canada at the following address: 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, even if the party has appointed an agent for service of process.

An investment in Securities is subject to a number of risks that should be carefully considered by prospective investors before purchasing Securities. Prospective investors of Securities should carefully read and consider the information contained in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement. See “Risk Factors”.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

The head and registered office of the Corporation is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

- iii -

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, the “Corporation” and “BRP” refer to BRP Inc. and its direct and indirect subsidiaries and predecessors or other entities controlled by them.

Unless otherwise indicated, all references to “$” or “dollars” in this Prospectus refer to Canadian dollars.

ABOUT THIS PROSPECTUS

Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide readers with information different from that contained in this Prospectus (or incorporated by reference herein). The Corporation takes no responsibility for, and can provide no assurance as to the reliability of any other information that others may give readers of this Prospectus. The Corporation is not making an offer of Securities in any jurisdiction where the offer is not permitted. Readers are required to inform themselves about, and to observe any restrictions relating to, any offer of Securities and the possession or distribution of this Prospectus and any applicable Prospectus Supplement.

Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities in compliance with applicable securities laws. The Corporation does not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Corporation’s website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Legal Officer and Corporate Services of BRP Inc. at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0, telephone: (450) 532-6154, and are also available electronically at https://www.sedarplus.ca.

The following documents of the Corporation, filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

•	The annual information form of the Corporation dated March 25, 2025 for the year ended January 31, 2025;

•

The audited consolidated financial statements of the Corporation as at and for the years ended January 31, 2025 and 2024, together with the notes thereto and the reports of the independent registered public accounting firm thereon;

•	The management’s discussion and analysis of financial condition and results of operations of the Corporation for the three and twelve-month periods ended January 31, 2025 (the “MD&A”); and

•	The management proxy circular dated April 25, 2024 in connection with the annual general meeting of the shareholders of the Corporation held on May 31, 2024.

Any document of the type required by National-Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”) to be incorporated by reference into a short form prospectus under applicable Canadian securities laws, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, condensed consolidated interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the independent registered public accounting firm’s report thereon, management’s discussion and analysis and information circulars of the Corporation, filed by the Corporation with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus, shall be deemed to be incorporated by reference into this Prospectus.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

Upon a new annual information form and annual audited consolidated financial statements being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual audited consolidated financial statements and all condensed consolidated interim financial statements and in each case the accompanying management’s discussion and analysis of financial condition and results of operations, and material change reports, filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon condensed consolidated interim financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all condensed consolidated interim financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new condensed consolidated interim financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

References to the Corporation’s website in any documents that are incorporated by reference into this Prospectus and any Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus or any Prospectus Supplement, and the Corporation disclaims any such incorporation by reference.

Any “template version” of “marketing materials” (as those terms are defined in National Instrument 41-101 – General Prospectus Requirements) pertaining to a distribution of Securities filed after the date of a Prospectus Supplement and before termination of the distribution of Securities offered pursuant to such Prospectus Supplement will be deemed to be incorporated by reference into the Prospectus Supplement for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded and not incorporated by reference, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information in relation to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the offering of the Securities covered by that Prospectus Supplement.

FORWARD-LOOKING STATEMENTS

Certain statements in this Prospectus or in the documents incorporated herein by reference about the Corporation’s current and future plans, including the Corporation’s process for the sale of its Marine businesses, prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, and any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Corporation’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Corporation’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained in this Prospectus and the documents incorporated herein by reference. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. The Corporation cautions that its assumptions may not materialize and that the currently challenging macroeconomic and geopolitical environments in which it evolves, including specifically the uncertainty around the potential imposition of new duties, tariffs and other trade restrictions (and any retaliatory measures) may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. These assumptions include the Corporation’s ability to complete the sale of its Marine businesses within the anticipated time periods, at the expected cost levels and generating the expected proceeds. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Corporation or the industry to be materially different from the outlook or any future results or performance implied by such statements. In addition, many factors could cause the Corporation’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the risk factors discussed under the heading “Risk Factors” in the MD&A.

Furthermore, the forward-looking statements contained in this Prospectus or in the documents incorporated herein by reference are made as of the date of this Prospectus or of the applicable document, and the Corporation has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Corporation does update any forward-looking statements contained in this Prospectus or in the documents incorporated herein by reference, no inference should be made that the Corporation will make additional updates with respect to that statement, related matters or any other forward-looking statement.

TRADEMARKS AND TRADENAMES

This Prospectus and the documents incorporated herein by reference refer to trademarks, including Alumacraft®, BRP®, Can-Am®, Lynx®, Manitou®, Quintrex®, Rotax®, Sea-Doo® and Ski-Doo® in respect of its main brands, which are protected under applicable intellectual property laws and are the property of the Corporation or its affiliates. Solely for convenience, the Corporation’s trademarks and tradenames referred to in this Prospectus and the documents incorporated herein by reference may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that the Corporation will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks and tradenames. All other trademarks used in this Prospectus or the documents incorporated herein by reference are the property of their respective owners.

THE CORPORATION

The Corporation was incorporated under the Canada Business Corporations Act on May 1, 2003 under the name J.A. Bombardier (J.A.B.) Inc. On June 28, 2006, the Corporation was amalgamated with 4308042 Canada Inc., a wholly-owned subsidiary of the Corporation. On April 12, 2013, the Corporation filed articles of amendment to change its name to BRP Inc. Immediately prior to the closing of its initial public offering on May 29, 2013, the Corporation filed articles of amendment to reorganize its authorized and issued share capital.

The Corporation’s head and registered office is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

BUSINESS OF THE CORPORATION

BRP is a global leader in the design, development, manufacturing, distribution and marketing of powersports vehicles and marine products. The Corporation is a diversified manufacturer of powersports vehicles and marine products, providing enthusiasts with a variety of exhilarating, stylish and powerful products for all year-round use on a variety of terrains. The Corporation’s diversified portfolio of brands and products includes for powersports: Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax engines for jet boats and outboard engines as well as Rotax engines for karts and recreational aircraft. Additionally, the Corporation supports its line of products with a dedicated parts, accessories and clothing business.

The Corporation employs approximately 16,500 people mainly in manufacturing and distribution sites in Mexico, Canada, Austria, the United States, Finland, Australia and Germany. The Corporation sells its products in over 130 countries. The products are sold directly through a network of approximately 2,400 dealers in 22 countries as well as through approximately 140 distributors serving approximately 315 additional dealers.

Additional information about the Corporation’s business is included in the documents incorporated by reference into this Prospectus.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Corporation since the date of the Corporation’s most recently filed financial statements, that will result from the issuance of Securities pursuant to such Prospectus Supplement.

Other than as described in this Prospectus (including the documents incorporated by reference herein), there have been no material changes to the Corporation’s share and loan capitalization since March 25, 2025, the date of the most recently filed audited consolidated financial statements of the Corporation.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

The net proceeds to the Corporation from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities. The Corporation will not receive any proceeds from any sale of any Securities by selling securityholders.

RISK FACTORS

Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including any applicable Prospectus Supplement. Additional risk factors relating to a specific offering of Securities may be described in the applicable Prospectus Supplement. Some of the risk factors described herein and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, the Corporation’s business, prospects, financial condition, results of operations and cash flows, and the prospective investor’s investment in the Securities could be materially adversely affected. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on its business, financial condition and results of operation. The Corporation cannot assure that it will successfully address any or all of these risks. For additional information in respect of the risks affecting our business, see the “Risk Factors” section of the MD&A, available on SEDAR+ under the Corporation’s profile at https://www.sedarplus.ca.

TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

EXEMPTION UNDER SECURITIES LAWS

The Corporation has applied for an exemption pursuant to Section 11.1 of NI 44-102 requesting relief from the requirement under Section 6.3(1)3 of NI 44-102 to include a prospectus certificate signed by each agent or underwriter who, with respect to the Securities offered by any Prospectus Supplement, is in a contractual relationship with the Corporation to the extent that such agent or underwriter is not a registered dealer in any Canadian jurisdiction (a “Foreign Dealer”). Accordingly, such Foreign Dealer would not, directly or indirectly, make any offers or sales to persons in a province or territory of Canada. All sales of Securities pursuant to any Prospectus Supplement to persons in a province or territory of Canada would solely be made through other agents or underwriters that are duly registered in the applicable province or territory where any offer of Securities will be made (the “Canadian Dealers”) and the Prospectus Supplement would include a certificate signed by each Canadian Dealer in compliance with Section 6.3(1)3 of NI 44-102. The granting of the exemption will be evidenced by the issuance of a receipt in respect of the Prospectus.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters will be passed upon on the Corporation’s behalf by Stikeman Elliott LLP.

INDEPENDENT AUDITOR, TRANSFER AGENT AND REGISTRAR

The independent auditor of the Corporation is Deloitte LLP, at its office at La Tour Deloitte, 1190 Avenue des Canadiens-de-Montréal, Suite 500, Montreal, Québec, H3B 0M7. Deloitte LLP is independent with respect to the Corporation within the meaning of the Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States) and within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec.

The transfer agent and registrar for the Subordinate Voting Shares is Computershare Investor Services Inc. at its principal office in Montreal.

PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces and territories of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment thereto contain a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limits prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Certain of the Corporation’s directors, namely Joshua Bekenstein, Ernesto M. Hernández, Katherine Kountze, Nicholas Nomicos, Edward Philip and Barbara Samardzich, reside outside of Canada. Each of the foregoing directors has appointed BRP Inc. as agent for service of process in Canada at the following address: 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

WELL-KNOWN SEASONED ISSUER

On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada each independently adopted a series of substantively harmonized blanket orders, including the Autorité des marchés financiers (Québec)’s DÉCISION No. 2021-PDG-0066 Décision générale relative à une dispense de certaines obligations du régime de prospectus préalable au bénéfice d’émetteurs établis bien connus (together with the equivalent local blanket orders in each of the other provinces of Canada, as extended, amended, varied or replaced by a rule as of the date hereof, collectively, the “WKSI Blanket Orders”). The WKSI Blanket Orders were adopted to reduce regulatory burden associated with certain prospectus requirements under NI 44-101 and NI 44-102 for issuers that are well-known reporting issuers, have a strong market following, complete public disclosure record and sufficient public float. The WKSI Blanket Orders came into force on January 4, 2022 and allow such “well-known seasoned issuers”, or “WKSIs”, to file a final short-form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final-short form base shelf prospectus. As of the date hereof, the Corporation has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.

CERTIFICATE OF BRP INC.

Dated: March 26, 2025

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces and territories of Canada.

(signed) José Boisjoli	(signed) Sébastien Martel

JOSÉ BOISJOLI President and Chief Executive Officer	SÉBASTIEN MARTEL Chief Financial Officer

On behalf of the Board of Directors

(signed) Edward Philip	(signed) Joshua Bekenstein

EDWARD PHILIP Director	JOSHUA BEKENSTEIN Director

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